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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[_] Form 10-K   [_] Form 20-F   [_] Form 11-K   [X] Form 10-Q   [_] Form N-SAR
[_] Form N-CSR

                      For Period Ended: September 30, 2007
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       Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

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PART I REGISTRANT INFORMATION
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Full Name of Registrant:       TREY RESOURCES, INC.

        5 REGENT STREET, SUITE 520, LIVINGSTON, NJ                  07039
         (Address of principal executive offices)                 (Zip Code)

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PART II RULES 12b-25(b) AND (c)
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     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.

     (c)       Not applicable.

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PART III NARRATIVE
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The Registrant has been unable to complete and file, when originally due, the Quarterly Report on Form 10-QSB as a result of delays in finalizing the financial statements in time for the independent accountants to review the Quarterly Report.
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PART IV  OTHER INFORMATION
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         (1) Name and telephone number of person to contact in regard to this notification

         Lawrence A. Muenz                   (202)            728-2909
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             (Name)                       (Area Code)    (Telephone Number)


         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                 [X] Yes  [_] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                    [X] Yes  [ ] No


Revenues for the nine month period ended September 30, 2007 were $5,562,447 as compared to sales of $4,695,655 for the nine month period ending September 30, 2006, an increase of $866,792. Net loss for the nine-month period ending September 30, 2007 was $1,211,426 as compared to net loss of $1,077,765 for the nine-month period ending September 30, 2006. Revenues for the three month period ended September 30, 2007 were $1,648,227 as compared to sales of $1,787,949 for the three month period ending September 30, 2006, a decrease of $139,722. Net loss for the three-month period ending September 30, 2007 was $303,167 as compared to net loss of $147,316 for the three-month period ending September 30, 2006.


                              TREY RESOURCES, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:    November 15, 2007           By:   /s/ Mark Meller
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                                     Name: Mark Meller
                                           President and Chief Executive Officer